DLA Piper US LLP 1251 Avenue of the Americas New York, New York 10020-1104 www.dlapiper.com

May 19, 2008

Blair F. Petrillo
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	MMC Energy, Inc.
DEFA14A
Filed May 2, 2008
File No. 1-33564

Dear Ms. Petrillo:

On behalf of MMC Energy, Inc. (“MMC” or the “Company”), we hereby submit to you the following responses to the Staff’s comment letter dated May 5, 2008.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company. Each numbered paragraph corresponds to the numbered paragraphs of the May 5, 2008 comment letter, followed by the Company’s responses to the Staff’s comments.

1.    Please refrain from making unsupportable statements in your filings. Even if such statements are couched as statements of belief, there must be a reasonable basis for such belief. Please provide us supplementally with support for the following statements:

•	“Given the current price levels, we believe MMC’s stock represents a compelling value.”
•	“In our view, the dissident slate has already demonstrated its ineffectiveness in controlling Mr. Miller’s recklessness…”
•	“…and then two weeks later re-filed their proxy statement to strip out approximately ten pages of hyperbole and puffery.”
•	“[the board] was forced to remove Mr. Miller in December 2007.” [emphasis added]

Response: The Company acknowledges the Staff’s comment and wishes to advise the Staff that it does not believe it made any statements in its letter to stockholders dated May 2, 2008 which are unsupportable and acknowledges that there must be a reasonable basis for statements made in its filings, even if such statements are couched as statements of belief. Specifically:

Securities and Exchange Commission May 19, 2008 Page Two

“Given the current price levels, we believe MMC’s stock represents a compelling value.”

The Company notes that as of March 31, 2008, the Company’s balance sheet shows total current assets of $34.1 million, long-term deposits of $9.6 million, and a net value of its property, plant and equipment of $6.6 million (note that this last figure represents book value, which the Company believes to be substantially less than its sale value). After subtracting current liabilities and long-term debt, the total “liquidation” value of the Company would be at least $46.5 million. As of March 31, 2008, the market capitalization of the Company equaled approximately $30.7 million, or an approximately $15.8 million discount to liquidation value.

The Company notes that its common stock was valued by investors at $5.50 per share in connection with its July 5, 2007 public offering, which the Company believes also would be a highly material data point in determining value. The Company believes this to be particularly true in light of the substantial progress the Company has made in executing its strategy and increasing shareholder value since that date. Such progress includes:

•
Making substantial progress on the permitting of its Chula Vista and Escondido upgrade projects, including most recently a favorable Preliminary Staff Assessment from the California Energy Commission staff, as announced on May 1, 2008.

•
Executing major equipment purchase contracts to ensure the upgrade projects remain on schedule to commence commercial operation in Summer 2009, including primarily the purchase of two GE LM-6000 turbines.

•	Filing a complaint with FERC to seek recovery of spinning reserve revenues.

Of course there are different methodologies frequently used to value companies and certainly the trading price of the Company’s common stock on the Nasdaq Global Market would be relevant. The Company does not believe, however, that the trading price properly reflects the factors described above and, in any case, MMC is of the view that when a company’s share price is trading at a 34% discount to that company’s liquidation value, it is entirely reasonable for an investor (or the Company) to conclude that such shares represent a compelling value.

“In our view, the dissident slate has already demonstrated its ineffectiveness in controlling Mr. Miller’s recklessness…”

Securities and Exchange Commission May 19, 2008 Page Three

The Company notes that the initial proxy statement on Schedule 14A filed by Mr. Miller and Energy Holdings Limited (“EHL”) on April 16, 2007 (the “Initial Proxy”) contained numerous incorrect and misleading statements including, but not limited to, the following:

“In recent months, we have made recommendations to MMC in an attempt to assist it in growing its revenues, reducing its cost structure, enhancing its profitability and reestablishing credibility and confidence of stockholders.”

“Our Nominees are committed to undertaking whatever is necessary to reestablish MMC as a viable company with great growth potential, in a market segment that is burgeoning with opportunity and thereby create value for its stockholders.”

“Since EHL and other stockholders filed a Schedule 13D, the critical situation at MMC has become worse and made stockholder rights a larger issue.”

“Simply put, MMC should do whatever is necessary to complete the existing Chula Vista and Escondido upgrade projects, pursuant to and in conformity with the use of proceeds contained in MMC’s June 2007 prospectus and registration documents and do so without diluting stockholder value.”

The Company notes that substantially the same statements were repeated in press releases distributed by EHL and Mr. Miller. The Company views the above statements, which question MMC’s viability and its intentions to execute its stated business strategy, as unsupportable and misleading to stockholders. The Company views the making of such statements as a reckless act in that such statements could adversely affect the market price of the Company’s common stock and its ability to execute its business strategy, including with regulators, project counterparties and vendors. Likewise, the Company views as reckless the inclusion in the Initial Proxy, the Revised Preliminary Proxies filed April 30 and May 5, 2008 and the Definitive Proxy filed May 9, 2008 of a description of proposed “projects” currently pursued by EHL and to be transferred to the Company following the proxy contest. The Company believes that announcing nine proposed projects, only one of which even has a signed letter of intent associated with it, has the strong potential to mislead stockholders into believing such projects are actually available to EHL and would be good for MMC and that one need only vote for the dissident slate to make such projects a reality. EHL has not announced financing terms, transaction structures or whether definitive documentation has been signed or even distributed for such proposed “projects.” There is no indication as to whether due diligence has significantly progressed or even begun on any of the “projects.” To publicly announce transactions that are in such early stages can have serious adverse effects on the negotiation process with the counterparties to such projects and can potentially mislead stockholders as to the likelihood of such transactions closing. Including tepid risk factor language around such statements does little help the reader assess just how “real” these projects may be, much less whether they are even a good idea to pursue. In the Company’s view, it is a reckless act to provide stockholders with vague and potentially misleading information in order to induce them to vote for the dissident slate.

Securities and Exchange Commission May 19, 2008 Page Four

The Company views the inclusion of the above statements in a document publicly filed by, and attributable to, the entire EHL nominee slate as a demonstration of such slate’s inability to control Mr. Miller. Since the beginning of Mr. Miller’s campaign, the Company has not taken seriously the notion that EHL (a company allegedly controlled by a radiologist practicing in Wilmington, North Carolina) was the orchestrator of such campaign and Mr. Miller a passive or reluctant participant. The Company’s view was affirmed when Mr. Miller and EHL both signed the Initial Proxy and finally appeared to have dropped any pretense. It was at that time that the Company commenced its arbitration proceeding against Mr. Miller for breach of his Separation Agreement with the Company (the “Separation Agreement”).

“…and then two weeks later re-filed their proxy statement to strip out approximately ten pages of hyperbole and puffery.”

The Company notes that the preliminary proxy statement filed on April 30, 2008 (the “Second Proxy”) was approximately ten pages shorter than the Initial Proxy. The Company has provided the Staff with a marked copy of the Initial Proxy reflecting the deletions made in the Second Proxy and, as noted in the Company’s letter to the Staff dated April 22, 2008, and is of the view that the deleted material represented exaggerations, speculation, or misleading or unsupportable statements, all of which were aimed at inducing the Company’s stockholders to vote in favor of the dissident slate of directors. As such, the Company’s believes “puffery and hyperbole” to be an accurate characterization. Examples of such statements were detailed in our letters to the Staff dated April 22, 2008 and May 1, 2008.

“[the board] was forced to remove Mr. Miller in December 2007.” [emphasis added]

Mr. Miller was removed from his position as the Company’s Chief Executive Officer by its Board of Directors in December 2007. While it is the firm belief of the Company and the Board that there is a reasonable basis for the above statement given the circumstances surrounding Mr. Miller’s removal, the Company has sought to avoid publicly disparaging Mr. Miller pursuant to the terms of the Separation Agreement, which agreement is currently the subject of litigation commenced by the Company against Mr. Miller.

Securities and Exchange Commission May 19, 2008 Page Five

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 335-4831 or Tony Saur at (212) 335-4688.

Very truly yours,

/s/ John E. Depke

John E. Depke